UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89621T108

(CUSIP Number)

Gregg S. Lerner, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	89621T108	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Bradley J. Horwitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY	☐
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,408,528[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,408,528[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,528[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62[2]
14	TYPE OF REPORTING PERSON* IN

1 Beneficial ownership of 1,353,740 of the Common Shares is being reported hereunder solely because as described in Items 3 and 5 of this Schedule 13D the Reporting Person (as defined in Item 2) may be deemed to have beneficial ownership of these Common Shares by reason of holding 1,353,740 Class C Units of Trilogy International Partners LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of more than 2,054,788 Common Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond the 2,054,788 Common Shares is expressly disclaimed.

2 Based on adding to the 59,126,613 currently outstanding Common Shares the (i) 168,230 Common Shares issuable upon the vesting of RSUs (as defined in Item 3) on January 1, 2021 and (ii) 1,353,740 Class C Units of Trilogy International Partners LLC owned by the Reporting Person (which the Reporting Person may redeem either for Common Shares of the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The number of outstanding Common Shares does not include Common Shares issuable to other holders of RSUs vesting on January 1, 2021. See Items 3 and 5 of this Schedule 13D.

Page 2  of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Bradley J. Horwitz (the “Reporting Person”).

(b) The business address of the Reporting Person is 155 108th Avenue NE, Suite 400, Bellevue, Washington 98004.

(c) Mr. Horwitz’s principal occupation is Chief Executive Office of the Issuer. He is also a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Horwitz is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On November 25, 2020, the Reporting Person purchased an aggregate of 250,000 Common Shares in open market transactions for a total purchase price of $249,005 (collectively, the “Recent Purchase”). The Recent Purchase was made using the Reporting Person’s personal funds.

Prior to the Recent Purchase, the Reporting Person acquired Common Shares as follows: On February 7, 2017, the Reporting Person acquired 37,376 Common Shares (the “Acquired TINZ Shares”) and 1,334,254 Class C Units (the “Acquired Units”) of Trilogy International Partners LLC (“Trilogy LLC”) pursuant to the completion of a court approved statutory plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”), and the terms of an arrangement agreement dated November 1, 2016, (as amended, the “Arrangement Agreement”), between Trilogy LLC and Alignvest Acquisition Corporation (“Alignvest”; its name was changed upon consummation of the Arrangement to the current name of the Issuer). Alignvest was a Canadian special purpose acquisition corporation, and the Arrangement was a business combination structured as an “Up-C” transaction which constituted the qualifying acquisition effected by Alignvest. Immediately prior to completion of the Arrangement on February 7, 2017, the Reporting Person did not own any Common Shares. Pursuant to the completion of the Arrangement, the Reporting Person exchanged his equity interest in Trilogy LLC for the Acquired Units. Prior to consummation of the Arrangement, the Reporting Person did not own any Class C Units (as defined below).

Upon the completion of the Arrangement, 44,177,149 Common Shares were outstanding and all units of Trilogy LLC outstanding immediately prior to the completion of the Arrangement were exchanged for a total of 39,334,917 Trilogy Class C Units (the “Class C Units”). A holder of Class C Units has the right to require Trilogy LLC to repurchase any or all of such Class C Units held by such holder for either (i) a number of Common Shares equal to the number of Class C Units to be repurchased or (ii) a cash amount equal to the fair market value of such Common Shares at such time, the form of consideration to be determined by Trilogy LLC.

Page 3  of 7 Pages

Each Class C Unit also entitles its holder to the benefit of a voting trust agreement, dated February 7, 2017 (the “Voting Trust Agreement”), among the Issuer, Trilogy LLC and TSX Trust Company (the “Trustee”), entered into in connection with the Arrangement, pursuant to which the Trustee holds a special voting share in the Issuer (the “Special Voting Share”) that entitles the Trustee to a number of votes equal to the number of Class C Units outstanding on all matters submitted to a vote of the Common Shares, and each holder of Class C Units will have the right to instruct the Trustee to cast that number of votes in respect of the Special Voting Share which is equal to the number of Class C Units held by the holder. The foregoing description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 hereto, and incorporated by reference into this Item 3.

If all the currently outstanding Class C Units were redeemed for Common Shares on the date hereof, such Class C Units would represent approximately 30.9% of the issued and outstanding Common Shares. Pursuant to the Voting Trust Agreement the Class C Units owned by the Reporting Person represent approximately 1.58% of the voting power in the Issuer.

Pursuant to the completion of the Arrangement, the Reporting Person exchanged all units of Trilogy LLC held by the Reporting Person immediately prior to the completion of the Arrangement for the Acquired Units based on an exchange ratio of US$870 per Trilogy LLC unit at a price per Acquired Unit of US$7.81 (the US dollar equivalent of CAD$10.00 on the date that the terms of the Arrangement were negotiated).

The Reporting Person also acquired the Acquired TINZ Shares pursuant to an exchange of units owned by him in Trilogy International New Zealand LLC (“TINZ”). Pursuant to the completion of the Arrangement, all units of TINZ, a 98% owned subsidiary of Trilogy LLC, held by the Reporting Person immediately prior to the completion of the Arrangement (the “TINZ Units”) were exchanged for the Acquired TINZ Shares based on a price per TINZ Unit of US$1.46 and a price per Acquired TINZ Share of US$7.81 (the US dollar equivalent of CAD$10.00 on the date that the terms of the Arrangement were negotiated).

Between December 12, 2017 and May 27, 2020, the Reporting Person acquired an aggregate of (i) 1,273,831 Common Shares in open market purchases and a private purchase for a total purchase price of $1,772,729; (ii) 493,581 Common Shares as a result of the vesting of restricted share units (“RSUs”) granted under the Issuer’s Restricted Share Unit Plan (including 168,230 RSUs that will vest within sixty (60) days of this filing); (iii) 111,622 Class C Units purchased for an aggregate purchase price of $469,213 from trusts set up for the benefit of certain of the Reporting Person’s family members; and (iv) approximately 22,156 Class C Units as a result of dividends declared by Trilogy LLC. The purchases disclosed in clauses (i) through (iii) above were made using the Reporting Person’s personal funds. The Recent Purchase and the transactions disclosed in clauses (i) through (iv) above are referred to collectively as the “Prior Acquisitions”.

Item 4. Purpose of Transaction.

Item 3 is incorporated by reference into this Item 4. Depending on market conditions and other factors, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market, or by private agreement or otherwise.

Except as set forth in this Schedule 13D and in connection with the Arrangement described above, the Reporting Person has no plan or proposals that relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Page 4  of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As a result of the consummation of the Arrangement and the Prior Acquisitions, the Reporting Person beneficially owns and has sole voting and investment power over (i) 2,054,788 Common Shares (inclusive of 168,230 Common Shares issuable upon the vesting on January 1, 2021 of RSUs); and (ii) 1,353,740 Class C Units. Accordingly, assuming the redemption of such 1,353,740 Class C Units for Common Shares and not cash, the Reporting Person may be deemed to beneficially own and have voting and investment power over 3,408,528 Common Shares, representing approximately 5.62% of the outstanding Common Shares. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of more than 2,054,788 Common Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond such 2,054,788 Common Shares is expressly disclaimed.

(c) The information set forth in Item 3 is incorporated by reference into this Item 5. The Recent Purchase was as follows:

No. of Shares	Purchase Price
18,300	$1.03
100	$1.02
400	$1.01
167,300	$0.99
63,900	$0.98
250,000	$249,005

All purchase prices are Canadian Dollars, expressed in United States Dollars, as quoted by the Bank of Canada.

Except as set forth or incorporated by reference into this Item 5(c), none of the Reporting Person has effected any transactions in the class of securities reported on herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is a party to the Seventh Amended and Restated Limited Liability Company Agreement of Trilogy LLC (the “LLC Agreement”) which, among other things, provides for the redemption right of the Class C Units described in Item 3 and also provides for the filing by the issuer of a resale registration statement covering the resale of, among other things, the Common Shares which may be issued upon the redemption of the Class C Units and the Common Shares received by the Reporting Person in connection with the consummation of the Arrangement in exchange for his TINZ Units.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 1 hereto, and incorporated by reference into this Item 6.

Page 5  of 7 Pages

Except for the arrangements described in this Schedule 13D, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Common Shares or lass C Units held by the Reporting Person have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, except that under certain circumstances specified in the LLC Agreement, the Issuer has the right to cause the redemption of the Reporting Person’s Class C Units.

Item 7. Material to be filed as Exhibits.

1.	Seventh Amended and Restated Limited Liability Company Agreement among Trilogy International Partners LLC and Its Members, dated as of February 7, 2017.

2.	Voting Trust Agreement, dated February 7, 2017, among the Issuer, Trilogy LLC and the Trustee.

Page 6  of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2020

BRADLEY J. HORWITZ

/s/ Bradley J. Horwitz
Bradley J. Horwitz

Page 7  of 7 Pages